UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vico Neve LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
New York

Date of organization
May 19, 2011

Physical address of issuer
338 East 67th Street, Suite 29, New York, NY 10065

Website of issuer
www.altaneve.com

Name of intermediary through which the Offering will be conducted
Republic.co

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 1, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 111,962.00	$ 65,812.00
Cash & Cash Equivalents	$ 13,726.00	$ 9,926.00
Accounts Receivable	$ 51,820.00	$0.00
Short-term Debt	$50,000.00	$50,000.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$247,468.00	$205,714.00
Cost of Goods Sold	$113,897.00	$111,045.00
Taxes Paid	$0.00	$0.00

Net Income	-$ 28,273.00	-$89,770.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 5, 2017

FORM C

Up to $1,070,000.00

Vico Neve LLC


ALTANEVE

Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Vico Neve LLC, a New York Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by

the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Republic.co (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$25,000.00	1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.altaneve.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 5, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 9
- The Business 9
- The Offering 9

RISK FACTORS 10
- Risks Related to the Company's Business and Industry 10
- Risks Related to the Securities 23

BUSINESS 25
- Description of the Business 25
- Business Plan 25
- History of the Business 25
- The Company's Products and/or Services 25
- Competition 27
- Supply Chain and Customer Base 27
- Intellectual Property 28
- Governmental/Regulatory Approval and Compliance 28
- Litigation 29
- Managing Entity 29
- Other 29

USE OF PROCEEDS 29

DIRECTORS, OFFICERS AND EMPLOYEES 29
- Directors or Managers 29
- Employees 30

CAPITALIZATION AND OWNERSHIP 30
- Capitalization 30

Ownership 32
FINANCIAL INFORMATION 32
Operations 32
Liquidity and Capital Resources 32
Capital Expenditures and Other Obligations 32
Material Changes and Other Information 32
Trends and Uncertainties 32
THE OFFERING AND THE SECURITIES 32
The Offering 32
The Securities 33
Voting and Control 35
Anti-Dilution Rights 36
Restrictions on Transfer 36
Other Material Terms 36
TAX MATTERS 36
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 37
Related Person Transactions 37
Conflicts of Interest 37
OTHER INFORMATION 37
Bad Actor Disclosure 37
EXHIBITS 39
EXHIBIT A 40
EXHIBIT B 41
EXHIBIT C 43

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.altaneve.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any

additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Vico Neve LLC (the "Company") is a New York Limited Liability Company, formed on May 19, 2011.

The Company is located at 338 East 67th Street, Suite 29, New York, NY 10065.

The Company's website is www.altaneve.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We are the owner and importer of Altaneve wines, and we sell them to wine distributors in the USA. We source the production of our wines in Italy, creating high-end, sustainable, all-natural wine that is 100% made in Italy. We aim to sell the highest quality Italian sparkling wines, Prosecco and Sparkling Rosé, in the USA.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	March 1, 2018
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our wine is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved wine and thus may be better equipped than us to develop and commercialize wine. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our wine will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors [around the world] because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for wine and have also resulted in increased safety and security costs for us and the wine industry generally.
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the wine industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the wine industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other wine industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, members and executive officers.

In particular, the Company is dependent on members Vico Neve Enterprises Ltd. and David S. Noto . The Company does not have employment agreements with David S. Noto or Vico Neve Enterprises Ltd. and there can be no assurance that it will do so or that they will continue to be involved with the operation of the Company for a particular period of time. The loss of Vico Neve Enterprises Ltd. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2017, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier: Santa Eurosia
Service: Service of winemaking and bottling
% of such service: 50.0%

Supplier: Barichel
Service: Service of winemaking and bottling
% of such service: 50.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We depend on a few major clients/customers for a substantial portion of our net sales.

For example, during fiscal year ended December 2017, Vias Imports, BMC Imports, and MHW Ltd. will account for 100 percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including trademarks, copyrights, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual

property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on David S. Noto in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in the event that David S. Noto dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and

results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the making of our wine, including grapes, yeasts, sugar, and other ingredients, and the winemaking of our wine from a number of Italian third-party suppliers. The demand for grapes in the world has increased due to the success and growth of sparkling wine and the popularity of Prosecco. The Prosecco industry has faced grape shortages in the past and our industry could face shortages again in the future. In addition, grapes are agricultural products and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the grape crop each year, and significant failure of a crop would adversely affect our costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as cases, bottles, corks, cages, labels, foils and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.

In the United States, where substantially all of our wine is sold, we sell wine to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty wine brands, as well as national wine brands, and are to varying degrees influenced by their continued business relationships with other wine producers. Our independent distributors may be influenced by a large wine producer or importer, particularly if they rely on that wine producer or importer for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for wine can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor’s operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a wine supplier’s right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing producer-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the wine distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our wine.

Federal, state and local laws and regulations govern the production and distribution of wine, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our wine company, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. These alcohol beverage control regulations relate to numerous aspects of daily operations, including minimum age of patrons and employees, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The wine business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of wine products are somewhat seasonal, with the first quarter historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for the year ended December 31, 2016 resulted from sales of our wine products. During the year ended December 31, 2016, approximately 70% of our sales came from sales of our Prosecco and 30% of our sales came from sales of our Sparkling Rosé. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing wine products or that any of our future wine products will be accepted in their markets. Any inability on our part to stay current with wine and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among [type of food] food products;
• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
• changes in awareness of the social effects of farming and food production;
• changes in consumer perception about trendy snack products;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding [food type] products or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
• new science or research that disputes the healthfulness of our products; and
• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as grapes of differing appellations. In addition, we purchase and use significant quantities of paper, glass and corrugate to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The grapes and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include [web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services]. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely

delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. [Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade.] In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Certain Investors Prohibited By Law

Potential investors who are or hold an interest in liquor producers, distributors, warehousers or re-sellers are prohibited by law from investing in this Offering. Any potential investor in violation of this provision and relevant law hereby acknowledges and confirms that any amounts invested or SAFE Units obtained in this Offering will immediately forfeit to the Company. In the event of forfeiture, the Company will not liable for the return of investor's principal.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company

receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

Right of Repurchase

In the event the Company achieves gross revenues in excess of $5,000,000 per annum and the Company has not planned and does not anticipate a Liquidity Event in the next 6 calendar months , the Company, at its sole

discretion, may announce and implement a repurchase of the Units of SAFE for the greater of (i) the Purchase Amount paid by the Purchaser, plus a premium of 25% of that Purchase Amount or (ii) the fair market value of the Crowd Safe as determined by an independent third party.

CERTAIN INVESTORS PROHIBITED BY LAW:

POTENTIAL INVESTORS WHO ARE OR HAVE AN INTEREST IN ANY LIQUOR PRODUCERS, DISTRIBUTORS, WAREHOUSERS OR RE-SELLERS ARE PROHIBITED BY LAW FROM INVESTING IN THIS OFFERING. ANY POTENTIAL INVESTOR IN VIOLATION OF THIS PROVISION AND RELEVANT LAW HEREBY ACKNOWLEDGES AND CONFIRMS THAT ANY AMOUNTS INVESTED OR CF SHADOW SHARES OR OTHER SECURITIES OBTAINED IN THIS OFFERING WILL IMMEDIATELY BE VOIDED AND FORFEITED TO THE COMPANY. IN THE EVENT OF FORFEITURE, THE COMPANY WILL NOT LIABLE FOR THE RETURN OF INVESTOR'S PRINCIPAL.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are the owner and importer of Altaneve wines, and we sell them to wine distributors in the USA. We source the production of our wines in Italy, creating high-end, sustainable, all-natural wine that is 100% made in Italy. We aim to sell the highest quality Italian sparkling wines, Prosecco and Sparkling Rosé, in the USA.

Business Plan

Vico Neve LLC is committed to making, importing, selling and marketing the highest quality Italian sparkling wines in the U.S., with the goal of creating and capturing a unique, underserved and underdeveloped market segment in the $40 billion U.S. wine market. Altaneve targets the U.S. sparkling wine market to capitalize on the vast profit potential of the unrealized Ultra-Premium segment with a high-end Prosecco and Sparkling Rosé. Altaneve segments the U.S. Prosecco and Sparkling Rosé market by price point and quality with the offering of ultra-premium products that slot between the present selection of popular-premium (sub $20) brands of Prosecco, Moscato and Cava and the Luxury Champagnes (over $40) sold in the U.S..

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Altaneve Prosecco	With the goal of offering the highest quality Valdobbiadene Prosecco Superiore DOCG to U.S. consumers, we brought Altaneve to the U.S. in the May 2013. Altaneve Prosecco is a small production wine composed of 100% Glera grapes that are cultivated and handpicked in the exclusive terroir of Valdobbiadene, a small town	Currently distributor in: NY, NJ, CT, NV, CA

	located in the steep foothills of the Italian Dolomite Mountains. Altaneve's master oenologist employs generations of expertise to create the wine's elegant floral bouquet, balanced acidity, and crisp character that are complex yet approachable with an exquisitely fine perlage that distinguish Altaneve from other sparkling wines. A refined and versatile wine, Altaneve, can be enjoyed as an aperitivo, as an ideal accompaniment to fish, poultry and vegetables, or as a celebratory drink on special occasions. NOTES: The wine is sustainable, vegan, gluten free and low calorie (approximately 500 calories per bottle)	
Altaneve Rosé	Capitalizing on the time-tested Pinot Nero (Pinot Noir) rosés, Altaneve Rosé is an exclusive blend of 70% Pinot Nero grapes from the Oltrepò Pavese region in the hills of northwestern Italy, and 30% Glera grapes from the Valdobbiadene hills in northeastern Italy. The unique blend of the two grapes showcase each varietal's best qualities with a rounder flavor profile and a cleaner, more delicate finish than a 100% Pinot Nero wine. Altaneve Rosé has a lovely blush color and a wonderful full flavor that is both delicate and intense, with a lively bouquet of fruity and floral notes. The maturation of the wine combined with the extended secondary fermentation develop a crisp body, a delicate perlage and an elegant finesse. The exotic character of Altaneve Rosé can be enjoyed with an array of different foods from fish to cheese to spicy tomato sauces, or by itself as an aperitivo. NOTES: The wine is sustainable, vegan, gluten free and low calorie (approximately 450 calories per bottle)	Currently distributor in: NY, NJ, CT, NV, CA
Altaneve Z	"Altaneve Z" is a fantastic and new spin on the Prosecco category that is aimed at raising the bar once again for our competitors. Altaneve Z is a very limited production wine that we hand-harvest on a 2000 year-old vineyard in Valdobbiadene, on a small plot	Currently distributor in: NY, NJ, CT, NV, CA

	below the hamlet of San Pietro di Barbozza on a hill that is named, "Localita' Rive Longa." This micro-plot is so small that we can only produce 1,500 bottles per year, and it is worth all of the toil, because the terroir bestows an amazing minerality to the wine. We harvest this plot of 50+ year-old vines late in September so there is a healthy sugar content that creates the lovely floral bouquet and elegance in the wine. Our oenologist has spent over a decade perfecting this wine, using a super-extended 7-month secondary fermentation for the wine, unlike any other Prosecco on the market (most are between 10-20 days). Sitting on the yeasts for such an extended period, the wine has the depth and complexity of a Champagne, yet maintains the typical crisp, freshness of a great Prosecco. With this winemaking technique, the perlage, balance, and elegant finesse of the wine are unique and spectacular. Altaneve Z is a dry sparkling wine, with 5 g/l of residual sugar, and it is exceptional as an aperitif, and a wonderful pairing for shellfish, sushi or fruit. NOTES: The wine is sustainable, vegan, gluten free and low calorie (approximately 350 calories per bottle)	

The above-listed products are currently available in NY, NJ, CT, NV, and CA. We plan to increase the distribution and roll out other products over time.

We sell our wines to distributors on a state-by-state basis

Competition
The Company's primary competitors are other sparkling wine companies.

Altaneve segments the U.S. sparkling wine market by price point, quality and packaging with the offering of ultra-premium products that bridge the gap between the present selection of lower end, popular-premium brands of Prosecco, Cava and U.S. Sparklers ($9-$20/btl) and the upper end luxury brands of Champagne ($40+/btl) sold in the U.S. With this pricing strategy, Altaneve is strategically positioned to gain market share in the broader Sparkling Wine segment.

Supply Chain and Customer Base
We currently use long-term contracts to source the grapes for our wines, and use two separate wine companies to assist with the wine making and bottling of our wines, with an overseeing agronomist and oenologist that follow and direct the entire process.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Santa Eurosia	Service of winemaking and bottling	50.0%
Barichel	Service of winemaking and bottling	50.0%

Our current customers are wine distributors: Vias Imports (and MHW Ltd. as backup) in NY and NJ; BMC Imports in CT and NV; and MHW Ltd. in CA.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Vias Imports	Distributor in NY and NJ	85.0%
BMC Imports	Distributor i CT and NV	14.0%
MHW Ltd.	Distributor in CA	1.0%

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4,299,220	WINE AND SPARKLING WINE, IN CLASS 33 (U.S. CLS. 47 AND 49)	THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICL} LAR FONT, STYLE, SIZE, OR COLOR.	February 2, 2012	March 5, 2013	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau	Vico Neve LLC	Basic Permit: Importer of Wine	N/A

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date

Importing of Wine	Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau	Basic Permit: Importer of Wine	March 17, 2012	May 9, 2012

This permit allows Vico Neve LLC to import wine in the USA, and while so engaged, sell, offer to deliver for sale, contract to sell or ship, in interstate of foreign commerce, the alcoholic beverages so imported.

Litigation
None

Managing Entity
The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Vico Neve Enterprises, Ltd.	Managing Member	6	$0.00

Other
The Company's principal address is 338 East 67th Street, Suite 29, New York, NY 10065

The Company has the following additional addresses: N/A

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Manufacturing	80.00%	$40,000	39%	$ 417,300
Offering Costs	20.00%	$10,000	6%	$64,200
Marketing	0%	$0	35%	$374,500
Sales Staff	0%	$0	20%	$214,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Product demand.

DIRECTORS, OFFICERS AND EMPLOYEES
Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Vico Neve Enterprises Ltd.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
David S. Noto, Member, Start Date of May 19, 2011 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Full time position for operations, marketing and sales for Vico Neve LLC

Education
High School Education, Chaminade High School, Mineola, NY
BS in Mechanical Engineering, University of Colorado, Boulder, CO
MBA, Columbia Business School, NY

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Shares converted from the Securities will be subject to equity dilution if/when Vico Neve participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing members. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of their total stake increase upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.

Percentage ownership of the Company by the holders of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Non-interest bearing note
Name of creditor	David S. Noto
Amount outstanding	$50,000.00
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	October 24, 2017, extended to June 1, 2018
Other material terms	None

Type of debt	Interest bearing note
Name of creditor	Drinks Capital LLC
Amount outstanding	$30,000.00
Interest rate and payment schedule	Interest of 1% is due on the 27th of each month from December 27, 2017 to May 27, 2018.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	May 27, 2018
Other material terms	Early prepayment without penalty is allowed per the loan agreement.

Advisors

Julie J. Ehret, P.C., a law firm organized in the State of Texas ("Ehret"), has provided and will continue to provide services and advice to the Company including, without limiting to, 1) drafting, preparing and filing materials related to this Offering, 2) developing relationships with distributors, 3) investor relations, 4) potential debt and equity requirements, and 5) product placement, marketing and advertisement. As compensation for the foregoing, it is anticipated that Ehret will receive no greater than $50,000 in fees and/or 10% of equity in the Company within the two (2) years of the date of this Offering.

Valuation

Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Vico Neve LLC is currently 100% owned by David S. Noto.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Noto	100%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$240,109.00	$0	$0

Operations
The Company intends to improve profitability in the next 12 months by increasing sales through significantly increased distribution.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, allowing us to pay for increased production and expand sales and distribution.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through Republic.co, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issue in the Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,000,000 shares of common stock, par value $.01 per share, of which 1,000 common shares will be issued and

outstanding, and (ii) 0 shares of preferred stock, par value $.01 per share, of which 0 preferred shares will be issued and outstanding

At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the *option* of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to:

(a) the quotient obtained by dividing (x) the amount the Purchaser paid for the Securities (the "Purchase Amount") by (y) the lowest price per share of the Securities sold in such Equity Financing.

The applicable denominator that is used in "(y)" above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock , assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes, immediately prior to the closing of the Liquidity Event.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) $5,000,000.00 by (y) the Fully Diluted Capitalization, which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes, immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b)) the Fully Diluted Capitalization, which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes, immediately prior to the closing of the Liquidity Event. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Right of Repurchase

In the event it achieves gross revenues in excess of $5,000,000 per annum, the Company, at its sole discretion, may announce and implement a repurchase of the Crowd Safe for the greater of (i) the Purchase Amount paid by the Purchaser, plus a premium of 25% of that Purchase Amount or (ii) the fair market value of the Crowd Safe as determined by an independent third party.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David S. Noto
(Signature)

David S. Noto
(Name)

Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vico Neve Enterprises Ltd.
(Signature)

Vico Neve Enterprises Ltd.
(Name)

Managing Member
(Title)

December 5, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript
Exhibit C	Offering Page

EXHIBIT A

Financial Statements

EXHIBIT B

Video Transcript

Campaign Video Transcription

David Noto:
Hi There, my name is David Noto, and I am the owner and producer of Altaneve.

Prosecco consumption has exploded over the last 10 years and it has been the most popular sparkling wine in the world for the past 4 years, making it the fastest growing wine in the world. And then, there is Altaneve: the highest quality and the best Prosecco in the world.

Altaneve is an ultra-premium high-end Italian sparkling wine. And in comparison to its French cousin, Champagne, it costs a lot less.

Our grapes are hand harvested and hand selected, and with these, we make 100% natural, sustainable wine of the highest possible quality.

Altaneve is amazing and if you don't believe me, just read what others have to say:

Press Video Clips of others speaking:

- Alright David, what do we have here? (Kerry Drew, Good Day New York)
- Prosecco, which is an Italian sparking wine (Gerri Willis, Fox News)
- This is a super high-end Prosecco (Charles Passy, WSJ)
- This is really good! (Kerry Drew, Good Day New York)
- Prosecco version 2.0 - the stage we're getting into now (Charles Passy, WSJ)
- Those sales beat out Champagne for the first time, that was in 2013 (Pimm Fox, Bloomberg TV)
- Very light, very dry (Charles Passy, WSJ)
- It has fewer sulfites than regular wine so you may not have that headache the next day (Gerri Willis, Fox News)

David Noto:
So if Altaneve is so fabulous, why haven't you heard of us? Well, we are a small company, and instead of focusing on sales so far, we have focused on making incredible wine.

Since launch, we have only had about one-to-two sales people and not a very big marketing budget. And that's why we need your help.

Why should you care? Because this is a multi-billion dollar industry. In 2013 globally, Prosecco sales increased and overtook champagne. This year they will sell over 600 million bottles of Prosecco.

This is a billion dollar industry, and this (looking at Altaneve bottle) is the beginnings of a billion dollar brand. We want to take Altaneve to the next level and make it the greatest sparkling wine company in the world. And we invite you to be part of our team.

Please look at our offerings page for details about our business progress and goals.

We are very proud of what we've accomplished in such a short amount of time.

Grazie mille for your time.
Cheers!

Press Video Transcription

Clip from WSJ Weekend Sip:
Tanya Rivero: Here with the Weekend Sip is MarketWatch's Charles Passy
Tanya: Charles!
Charles Passy: Pleasure to be here.
Tanya: Welcome.
Charles: Absolutely
Tanya: And thank you for bringing the Prosecco
Tanya: We don't really don't know much about Prosecco. Where does it come from? What is the history?
Charles: It comes from northeastern Italy.
Tanya: Thanks for bringing this with you

[they both take sips of the wine]

Tanya: Mmmm! That is nice!
Charles: Yes. You see now what I love about this is: I hate to say it's a Prosecco that doesn't taste like a Prosecco, but it is strikingly different.

Clip from Fox News, The Willis Report
Gerri Willis: Sales of Prosecco, which is Italian sparkling wine have been booming in the U.S. in the past few years.

Clip from Bloomberg TV, Taking Stock
Pimm Fox: This is Taking Stock on Bloomberg. I am Pimm Fox. Now according to recent research reports, the sales of Prosecco, this is the white wine that is native to Northern Italy, well those sales beat out Champagne for the first time, that was in 2013.

Clip from Good Day New York
Kerry Drew: Welcome to Good Day New York, David. Great to have you.
David Noto: Thank you so much for having me.
Kerry: Happy 4th of July to you.
David: And same to you.
Ben Simmoneau: So where are we beginning this morning? I see different varieties.
David: I poured the first wine. We range in spectrum on price and quality. The first one is...

EXHIBIT C

Offering Page

Vico Neve LLC

(a New York limited liability company)

Unaudited Financial Statements

December 31, 2016 and 2015


IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 29, 2017

To: Board of Members of Vico Neve LLC
Attn: David Noto
dnoto@altaneve.com

Re: 2016-2015 Financial Statement Review
Vico Neve LLC

We have reviewed the accompanying financial statements of Vico Neve LLC (the "Company"), which comprise the balance sheet as of December 31, 2016 and 2015, and the related statements of income and cash flows for the periods thus ending, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

VICO NEVE LLC
BALANCE SHEET
As of December 31, 2016 and 2015
(Unaudited)

	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 13,726	$ 9,926
Accounts receivable	0	51,820
Inventory	51,607	50,216
Total Current Assets	65,333	111,962
Non-Current Assets:		
Property and equipment, net	479	799
Deposits	0	0
Total Non-Current Assets	479	799
TOTAL ASSETS	$ 65,812	$ 112,761
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 2,900	$ 7,943
Advances from founders	50,000	50,000
Total Current Liabilities	52,900	57,943
TOTAL LIABILITIES	52,900	57,943
Member’s Capital		
Member Units	364,234	377,867
Accumulated deficit	(351,322)	(323,049)
TOTAL MEMBER’S CAPITAL	12,912	54,818
TOTAL LIABILITIES AND MEMBER’S CAPITAL	$ 65,812	$ 112,761

The accompanying notes are an integral part of these unaudited financial statements.

VICO NEVE LLC

INCOME STATEMENT

For the Years Ended December 31, 2016 and 2015

(Unaudited)

	2016	2015
Revenues, net	$ 241,109	$ 205,714
Cost of revenues	113,897	111,045
Gross Profit	127,212	94,669
Operating Expenses:		
General and administrative	81,247	76,540
Sales and marketing	73,918	107,240
Depreciation	320	659
Total Operating Expenses	155,485	184,439
Loss from operations	(28,273)	(89,770)
Other Income (Expense):		
Interest expense	0	0
Total Other Expense	0	0
Net Loss	$ (28,273)	$ (89,770)

The accompanying notes are an integral part of these unaudited financial statements.

VICO NEVE LLC

STATEMENT OF MEMBER'S CAPITAL

As of December 31, 2016 and 2015

(Unaudited)

	Member Units	Accumulated Deficit	Total Member's Capital (Deficit)
Balance as of January 1, 2014	$286,369	$(233,279)	$53,090
Member Capital Contributions	91,498	0	91,498
Net Loss	0	(89,770)	(89,770)
Balance as of December 31, 2015	377,867	(323,049)	54,818
Member Capital Contributions (Withdrawals)	(13,633)	0	(13,633)
Net Loss	0	(28,273)	(28,273)
Balance as of December 31, 2016	$364,234	$(351,322)	$12,912

The accompanying notes are an integral part of these unaudited financial statements.

VICO NEVE LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2016 and 2015

(Unaudited)

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$(28,273)	$(89,770)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	320	659
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	51,820	(23,212)
(Increase) Decrease in inventory	(1,401)	23,222
Increase (Decrease) in accounts payable	(5,043)	(737)
Net Cash Used In Operating Activities	17,423	(89,838)
Cash Flows From Investing Activities		
Purchase and development of fixed assets	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Capital contributions (return of contribution) from founder	(13,623)	91,488
Net Cash Provided By Financing Activities	(13,623)	91,488
Net Change In Cash	3,800	1,650
Cash at Beginning of Period	9,926	8,276
Cash at End of Period	$13,726	$9,926
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

The accompanying notes are an integral part of these unaudited financial statements.

VICO NEVE LLC
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Vico Neve, LLC. (the "Company") was incorporated on May 19, 2011 ("Inception") in the state of New York. The Company is headquartered in Bay Shore, New York. Vico Neve LLC is a U.S. wine import company that owns, produces, imports, markets and sells "Altaneve" wines

Since Inception, the Company has relied on securing loans and shareholder advances to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016 and 2015, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $13,726 and $9,926 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016 and 2015, the Company had $0 and $51,820 of accounts receivables, respectively.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded for the years ended December 31, 2016 and 2015.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INVENTORIES

At December 31, 2016 and 2015, inventories consisted of $50,216 and $51,607 of finished goods, respectively.

NOTE 4 – PROPERTY AND EQUIPEMNT

Property and Equipment as of December 31, 2016 and 2015 consists of the following:

	December 31,	
	2016	**2015**
Machinery	$ 2,489	$ 2,489
Vehicles	5,546	5,546
	8,035	8,035
Less accumulated depreciation	(7,556)	(7,236)
	$ 479	$ 799

Depreciation expense totaled $320 and $659 for the years ended December 31, 2016 and 2015, respectively.

NOTE 5 – MEMBER'S CAPITAL

The Company is beneficially owned by one individual, the founder. The founder has contributed capital of $364,234 through December 31, 2016.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances to Related Party
From time-to-time, the founder has taken advances from the Company in the form of Owner Draws instead of taking a salary. In aggregate, $50,000 was advanced and outstanding as of December 31, 2016 and 2015. This amount was classified as "Advances from founders" on the accompanying Balance Sheet.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 8– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2011 and has incurred a loss in each of the years ended December 31st since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

External Financing
On November 27, 2017, the Company entered into a loan with Drinks Capital LLC ("Lender") in which the Lender loaned the Company $30,000 for six months. Interest of 1% is due monthly on the 27th of each month. Early prepayment without penalty is allowed per the loan agreement.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by February 28, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and a SAFE equivalent to 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through November 29, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Republic

Company Name	Altaneve
Logo	
Headline	High quality prosecco reinventing the category
Cover photo	



Hero Image


ALTANEVE

Tags

Wine, Consumer Goods, Manufacturing, Drink, Alcohol

Pitch text

Since 2013 Prosecco has been the most popular sparkling wine in the $62 billion wine industry in the U.S. ($304 billion globally). Prosecco sales have doubled to 600 million bottles globally in the last 4 years while Champagne sales have remained almost flat. Prosecco sales are projected to explode over the next 10+ years as customers choose Prosecco over Champagne or other sparkling wines.

ALTANEVE IS LEADING THE WAY FOR A NEW GENERATION OF PROSECCO ENTHUSIASTS

Deal Highlights

- Altaneve is the highest quality Prosecco that is a low calorie, low sulfite, sustainable, 100% natural, vegan wine
- Founded by David Noto, the descendant of 10 generations of winemaking with hundreds of years of winemaking tradition and experience collectively between the founder, winemakers and agronomist
- Experienced double-digit Company growth every year, with projected growth of over 2x in 2018
- Receives extraordinary media attention: i.e. “[Altaneve is] the best Prosecco in the world” – WSJ MarketWatch
- Creating a new market niche for Prosecco - Ultra Premium high-end Prosecco ($30/bottle) while over 94% of all other Prosecco brands sold are mid-to-low quality (under $20/bottle)
- Taking advantage of the price gap opportunity for all sparkling wine between ordinary Proseccos and Champagne ($20 Billion market share in the U.S. alone!)

Just look at what others had to say, as we have been featured in many media outlets:


WSJ
CNN
Liquor.com
Forbes
FOOD&WINE
am NEW YORK
Bloomberg
Good Day New York
FOX NEWS
GOOD MORNING AMERICA
HAUTE LIVING
venü
The New York Times
Newsday
DAILY NEWS
FORTUNE
Inc.
InStyle
MarketWatch
MARKET WATCH
Beach
AVENUE
PALM BEACH
NEW YORK POST
Metropolitan
RESIDENT
basil & salt
SOCIAL LIFE
Wine Spectator
The Daily Meal
HAMPTONS
25A
WAG

The Problem

High End Prosecco is not available outside Italy

- Prosecco exported outside of Italy tends to be low to medium quality
- Major brands focus on price point, and not on high quality production and branding
- Prosecco sales have exploded, and there are no high-visibility, high-quality brands - Altaneve is positioned to be the Number One recognized brand in the growing Prosecco market

Solution

Prosecco lovers want a better Prosecco, and Champagne lovers want a less-expensive, high-end sparkling wine.

Our initial goal was to produce the highest quality Prosecco in the world. Along the way, we realized we could become the Go-To brand for all Italian sparkling wine, and include sparkling rosé and sparkling red (future line extension) to become "The Ultimate Italian Sparkling Wine" brand..

Currently, no other Italian wine brand strives to fill this "highest quality sparkling wine" niche.

Why Altaneve is the best

Highest Prosecco certification: Valdobbiadene DOCG

Grapes are hand-harvested, 100% Glera grapes

Sustainable, 100% natural, vegan, gluten free, low sulfites and low sugar

Altaneve has thousands of followers:
Instagram-20,000+; Facebook-11,000+; Twitter-4,800+

Currently sold in over 250 high-end restaurants and wine stores in NY, NJ, CT, NV, CA and more to follow

1000+ Successful wine tastings and promotional events since launch

Influencial visual displays in high-profile locations

Partner with aspirational brands:
Ferrari, Maserati, Bulgari, Canali and others

Altaneve Brand

Altaneve means “high snow” in Italian, alluding to the snow-capped Dolomite Mountains whose peaks can be seen above the steep vineyards in Valdobbiadene, where the best Prosecco has been produced for over 1000 years. These hills create a temperate microclimate that lends a special character to the grapes to make our wines unique.





The Altaneve brand represents tradition and invention that incorporates centuries of heritage. Multi-generational agronomists and winemakers monitor the entire Altaneve wine making process to guarantee taste and composition from vine to bottle.

Altaneve produces the highest quality sparkling wines that are elegant and refined, offering a crisp character and unique, floral aromas and balanced acidity that are complex yet approachable.



Press

The Prosecco category is on fire and the media is looking for "the best." Thankfully, Altaneve has been recognized with fantastic coverage on Fox News, Bloomberg TV, Good Day NY, Forbes, Wine Spectator and several other notable media outlets.

Here are some quotes:


"[Altaneve is] the best prosecco in the world"
"Ultra premium Prosecco"
"The best tasting prosecco"
"One of the finest offerings on the market."

- **Click here to see the full Altaneve Press Book**

Traction

Altaneve has over 250 high-end restaurant and store clients

Since its U.S. launch in 2013, Altaneve has garnered significant attention in the most influential and wealthiest markets of the United States with over 250 restaurant and store locations in NY, NJ, CT, NV and CA.


Hamptons, NY
Manhattan, NY
Greenwich, CT

Listed below are some of our more notable accounts - we urge you to visit them and ask for Altaneve:



Sales Growth


Cases Sold
0
500
1000
1500
2000
2500
3000
3500
4000
2013
2014
2015
2016
2017

Business Model

Altaneve creates a unique high quality category in the sparkling wine market by offering a product that bridges the gap between the present selection of lower end brands of Prosecco and sparkling wines ($9-$20/bottle in USD) and Champagne ($40+/bottle in USD) sold in the U.S.. We are targeting the untapped $20 price gap, that currently represents $20 billion in annual U.S. sales.

With this pricing strategy, Altaneve is strategically positioned to capitalize on the vast profit potential of the Ultra-Premium priced, high-end sparkling wines.

Market

Prosecco sales have double in the past 4 years leading to imminent market segmentation

The U.S is the largest global wine and spirits market, valued at $62 billion U.S. or 20% of the global market. Wine consumption in the U.S. market has grown at a steady 1%~3% over the past 10 years with steady predicted growth for the next decade. The key category driving this growth is Sparkling Wine with growth of over 20% from 2007-2014 and growth of 11.7% in 2015 – *sparkling wine consumption has grown twice as fast as that of still wine.*

The growth in the U.S. sparkling wine category is largely driven by Prosecco, which has outpaced Champagne in sales volume since 2011. Prosecco represents over 45% of the sparkling wine growth by volume, with incredible growth over the past 12 years:

- 61% growth in 2010,
- 34% growth in 2014,

- 77% growth in 2011,
- 35% growth in 2012,
- 27% growth in 2013,
- 23% growth in 2015,
- 36% growth in 2016.

U.S. Prosecco Consumption


6.00
5.00
4.00
3.00
2.00
1.00
0.00
Sales in Millions of 9-Liter Cases
Source: Impact Databank

Altaneve strategically slots in at the $29 USD positioning

Historically, with the growth of any product offering, the market segments to include differing price/quality offerings, and there is a considerable, unrealized opportunity in the Ultra-Premium/Luxury segment for price-point *and* quality that a high-end, well-marketed Prosecco can capture to expand the market further:


Champagne
Opportunity
Prosecco
$ 100
$ 60
$ 50
$ 40
$ 30
$ 20
$ 10
$ 0
ALTANEVE

- Average retail price of 750ml Prosecco: $11.78 USD.
- Average retail price of 750ml Champagne is >$45 USD.

- 90% of available Proseccos in U.S. are <$18 USD.
- *There is a noticeable gap in the sparkling wine category between $20 and $40 USD* (see Suggested Retail Price image above).

The opportunity to present an Ultra-Premium/high-end Prosecco is highly profitable as the largest percentage growth in the wine industry is in wines over $15 USD per bottle. The drivers for the growth in higher-priced wines is demographic-based:


Wine Sales by Age Group
Opportunity
60%
50%
40%
30%
20%
10%
0%
% of Respondents
< $15
$15 - $19
$20 - $29
$30 - $39
$40 - $69
> $69
Average Retail Bottle Price
Millennial (21-34 yr olds)
Gen X (35-46 yr olds)
Boomers (47-64 yr olds)
Matures (65+)

From the chart above, we can graphically see that approximately ⅓ of yearly wines sales in the U.S., valued at $20 Billion, is almost completely neglected by the sparkling wine category.

- *Close to 1/3 of each demographics' yearly wine purchases are in the $20-$39 range, where there are few, if any, sparkling wine options (see* Wine Sales by Age Group image below*).*
- Generation X, Boomers and Mature demographic are motivated by quality and luxury, typically reflected in the higher priced wines (>$15 USD), which they are able to afford due to their greater net worth.
- Millennials, although representing a lower median net worth, prize well-marketed, high-end brands, and 51% of them are core drinkers (drink at least once per week).
- Millennials are drinking more Prosecco than any other demographic...and they are the drinkers of tomorrow that are happy to spend more money for better quality, branded products (they already represent almost 2/3 of Altaneve's customers).

In 2017, Prosecco growth has doubled to 600 Million bottles/year in less than 4 years...

Altaneve is in the perfect position to lead this market!

Competition

High Level Summary of Prosecco Category

- 200+ Prosecco brands sold in U.S.
- 3 brands currently corner over 50% of market.
- Average retail price of 750ml Prosecco: $11.78 USD.
- Majority of Proseccos cost between $10-$16 = low-mid tier quality
- Low prices result in low margins, which allow for little brand-specific marketing
- Little marketing results in little brand knowledge and low brand loyalty


Prosecco Category Pricing
(Suggested Retail Prices (USD))

What's Next

On track to double sales in 2018

Altaneve has a notable head start, and we are vetting distributors to dramatically increase our presence in the U.S. by the end of 2018.

• Increasing production of Prosecco and Sparkling Rosé
• Increasing distribution in current and new states
• Increasing Altaneve sales team
• Increasing digital marketing

Founder

David Noto



Raised by an engineer and a lawyer, David Noto initially chose the engineering path, but has since turned to his passion in wine, and maybe by destiny, also returned to his ancestral roots in winemaking.

In his past life, David was a published mechanical engineer, an award-winning website designer, a management consultant (at Ernst & Young, Cap Gemini & Accenture) and a seasoned finance technology manager (at Citi Alternative Investments & Citi Capital Advisors). And during his consulting years, David took time off from corporate life to do a 3-year stint as the Executive Director of GRI, an association of the best Italian restaurants in the U.S., and as the Vice President of the Federation of Italian Chefs.

During his last job at Citi Capital Advisors, David attended Columbia Business School for his MBA, during which time, he chose a different path altogether and founded Altaneve wine company, following over 10 generations of winemakers in his lineage.

Fluent in English and Italian, David grew up in New York, Puerto Rico, Ireland, France and Italy.

Team

David Noto	Founder	Accomplished entrepreneur with a technology and business process engineering background. Professional career encompassed a proven track record of successfully leading project management, business analysis, strategy, technology and marketing efforts.
Julie Ehret	Advisor, Attorney and Investor	Acquisition counsel to domestic and international private equity firms, joint ventures, and pension funds in the US and UK.
William Yip	Strategic Advisor	Specialties: CPA-NYS Completed Level I CFA Completed FINRA Series 27 Completed FINRA Series 7 Completed FINRA Series 63 Member of AICPA and CFA Institute

	Margaret Nuveau	Account Executive	Account management and marketing with a background in office management, retail sales and event planning.
	Lauren Friedman	Account Executive	Entrepreneur and Certified Chef with an accomplished background in marketing and sales.

Perks

$100	Listing as investor on Altaneve website;
$250	2-pack of Altaneve Prosecco flutes:
$500	4-pack of Altaneve Prosecco flutes;
$1,000	Altaneve small acrylic wine bucket with 2-pack of Altaneve Prosecco flutes;
$2,500	Altaneve large acrylic wine bucket with 4-pack of Altaneve Prosecco flutes;
$5,000	Embroidered Altaneve Bar Apron with Altaneve acrylic large wine bucket and 4-pack of Altaneve Prosecco flutes;
$10,000	Altaneve Stainless Wine Bucket, Embroidered Altaneve Bar Apron with Altaneve acrylic large wine bucket and 4-pack of Altaneve Prosecco flutes;
$50,000	Altaneve Prosecco Sabering Sword (and all of the above);
$100,000	Invite to join Altaneve Team for 2 days of harvest in 2018 (airfare and travel expenses not included) and all of the above-mentioned Altaneve products.

FAQ

What specific wines does Altaneve produce?

We make three different wines: Altaneve Prosecco, Altaneve Rosé and Altaneve Z

Altaneve Prosecco

The highest quality Valdobbiadene Prosecco Superiore DOCG, Altaneve Prosecco is a small production wine that has an elegant floral bouquet and crisp character.Altaneve Prosecco is composed of 100% Glera grape, hand picked in the steep foothills of the Italian Dolomite Mountains in Valdobbiadene.

Enjoyed as an aperitivo, as an ideal accompaniment to fish, poultry and vegetables, or as a celebratory drink on special occasions, Altaneve Prosecco is very versatile wine.

NOTES: The wine is sustainable, vegan, gluten free and low calorie (approximately 500 calories per bottle)

Suggested Retail Price for Altaneve Prosecco:

- $29 for 750ml bottle
- $165 for 3.0L bottle

Altaneve Rosé
Altaneve Rosé is an exclusive blend of 70% Pinot Nero and 30% Glera grapes from the foothills of the Alps.
Altaneve Rosé has a lovely blush color and full flavor, both delicate and intense, with a lively bouquet of fruity and floral notes. The extended secondary fermentation develop a crisp body, a delicate perlage and an elegant finesse.
The exotic character of Altaneve Rosé enhances an array of different foods from fish to cheese to spicy tomato sauces, or by itself as an aperitivo.
NOTES: The wine is sustainable, vegan, gluten free and low calorie (approximately 450 calories per bottle)
Suggested Retail Price for Altaneve Rosé:

- $32 for 750ml bottle
- $175 for 3.0L bottle

Altaneve Z
Altaneve Z is a very limited production wine, hand-harvested on a 2000 year-old vineyard in Valdobbiadene on a small plot named, "Il Bacio (The Kiss)." This micro-plot can only produce 1,500 bottles per year!
Our 7-month extended secondary fermentation (most proseccos are 10-20 days) creates the complexity of Champagne with the typical crisp, freshness of a great Prosecco, with 5 g/l of residual sugar, which is exceptional as an aperitif, and pairs well with shellfish, sushi and fruit.
NOTES: The wine is sustainable, vegan, gluten free and low calorie (approximately 350 calories per bottle)
Suggested Retail Price:

- $45 for 750ml bottle

What is David Noto's background in wine?

David comes from over 10 generations of winemakers; in fact, his great grandfather, Antonio Fulco, had 100s of acres of vineyards and olive groves in the region of Calabria from where he sold his wines as far north as Rome. David's father, an engineer, raised David with a passion for wine from a young age.
David's passion has always been bubbles, so when he decided to make wine, he took a different path from his forefathers to produce Prosecco in northeastern Italy.